UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                            Digital Biometrics, Inc.
                                (Name of Issuer)

                                  Common Stock.
                         (Title of Class of Securities)

                                253833    10   7
                                 (CUSIP Number)

            Stephen M. Slavin, Foley & Lardner, 330 N. Wabash Avenue,
                    Chicago, IL  60611 (312) 755-1900
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 18, 1997
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No.  253833   10  7


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gordon L. Bramah


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*



     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom


                     7  SOLE VOTING POWER

      NUMBER OF         500

                     8  SHARED VOTING POWER
        SHARES
                        1,052,935 (with Bramah Limited)
     BENEFICIALLY
                     9  SOLE DISPOSITIVE POWER
       OWNED BY
                        500
         EACH

                    10  SHARED DISPOSITIVE POWER
      REPORTING

                        1,052,935 (with Bramah Limited)
        PERSON

         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,053,435


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3


    14   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bramah Limited


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*



     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
                     7  SOLE VOTING POWER
      NUMBER OF

        SHARES          0

                     8  SHARED VOTING POWER
     BENEFICIALLY

                        1,052,935
       OWNED BY

         EACH
                     9  SOLE DISPOSITIVE POWER
      REPORTING
                        0
        PERSON

         WITH

                    10  SHARED DISPOSITIVE POWER

                        1,052,935



    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,052,935


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3



    14   TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bramah Incorporated


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*



     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     7  SOLE VOTING POWER
      NUMBER OF

        SHARES          0

                     8  SHARED VOTING POWER
     BENEFICIALLY

                        0
       OWNED BY

         EACH
                     9  SOLE DISPOSITIVE POWER
      REPORTING
                        0
        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                        0


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0



    14   TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 2 -- Identity and Background

        Bramah Incorporated is in the process of being liquidated. In connection with its liquidation, Bramah Incorporated transferred the Digital Biometrics, Inc. ("DBI") securities it held as of March 18, 1997 to Bramah Limited, the parent of Bramah Incorporated, as a liquidating distribution. Bramah Incorporated accordingly has no further interest in any securities of DBI, and further references in this Amendment or any subsequent amendment to "Reporting Persons" shall not include Bramah Incorporated.


   Item 5 -- Interest in Securities of the Issuer

        The total number of shares beneficially owned by Mr. Bramah is 1,053,435, which number includes 1,052,935 shares held directly by Bramah Limited and 500 shares of restricted stock held by Mr. Bramah, personally.

        On the following dates, Bramah Incorporated sold in open market transactions the number of shares of DBI stock set forth opposite each such date:

                  Date                               Shares Sold

             November 1, 1996                              5,000
             November 4, 1996                             10,000
             November 5, 1996                             20,000
             December 10, 1996                            65,000

        On March 18, 1997, Bramah Incorporated distributed 895,435 shares of Common Stock to Bramah Limited as a liquidating distribution in connection with its planned liquidation. With the 157,000 shares of Common Stock previously held by Bramah Limited, the liquidating distribution brings Bramah Limited's direct holdings in DBI to 1,052,935 shares of Common Stock.

        Under Rule 13d-3(a) of the General Rules and Regulations under the Act, the Reporting Persons may be deemed to have shared power to vote and dispose of the shares owned by the other Reporting Persons, and shares owned by one Reporting Person may be deemed to be beneficially owned by other Reporting Persons. Each Reporting Person otherwise expressly disclaims beneficial ownership of any shares other than the shares held directly by that Reporting Person. The aggregate number of shares held by the Reporting Persons is 1,053,435 shares, representing, according to information provided by DBI in its most recent filing on Form 10-K, approximately 9.3% of the outstanding shares of Common Stock.

        Except as described above in Item 4 and this Item 5, to the best of their knowledge, none of the Reporting Persons own any shares of Common Stock or rights to acquire Common Stock and none of the Reporting Persons, nor any of their respective executive officers, directors or majority-owned subsidiaries, has effected any transactions in Common Stock during the past sixty (60) days.

   Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  March 28, 1997


   BRAMAH LIMITED



   By:  /s/ Stephen M. Slavin
        Its Attorney-in-Fact


   BRAMAH INCORPORATED


   By:  /s/ Stephen M. Slavin
        Its Attorney-in-Fact



   /s/ Stephen M. Slavin
   Gordon L. Bramah, personally, by his
   Attorney-in-Fact